UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-36231

ENETI INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧ Form 40-F □

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 30, 2023, Eneti Inc. (the “Company”) held its 2023 annual meeting of shareholders (the “Meeting”).

At the Meeting, the shareholders of the Company:

1.
Elected Emanuele Lauro and Roberto Giorgi to serve as Class A Directors of the Company until the Company’s 2026 annual meeting of shareholders and until their successors are elected and qualified or until their earlier resignation or removal; and

2.	Ratified the appointment of PricewaterhouseCoopers Audit as the Company’s independent auditors for the fiscal year ending December 31, 2023.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-251301), the Company’s registration statement on Form F-3 (File No. 333-221441), and the Company’s registration statement on Form F-3 (File No. 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENETI INC.
(registrant)

Dated: June 5, 2023	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer